Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following press release was issued by Progress Energy, Inc. on April 4, 2011.

NEWS RELEASE

Duke Energy Corporation
P.O. Box 1009
Charlotte, NC 28201-1009

APRIL 4, 2011

MEDIA CONTACTS:		ANALYSTS:
Duke Energy		Duke Energy
Tom Williams	704-382-8333	Bill Currens	704-382-1603
		Stephen De May	704-382-2620
Progress Energy
Mike Hughes	919-546-6189	Progress Energy
		Bob Drennan	919-546-7474
		Bryan Kimzey	919-546-6931

Duke Energy, Progress Energy make regulatory filings for merger approval

CHARLOTTE, N.C., and RALEIGH, N.C. – Duke Energy Corp. and Progress Energy, Inc. today filed applications seeking regulatory approval of the merger the companies announced Jan. 10.

An application to the N.C. Utilities Commission (NCUC) filed today outlines numerous customer benefits that will occur as a result of the merger. They include:

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Estimated savings of approximately $700 million in the Carolinas over the first five years after the merger closes through reduced fuel costs and efficiencies gained by jointly operating and managing the Progress Energy Carolinas and Duke Energy Carolinas utility power plant systems. Those savings flow directly to customers through the annual adjustment in the fuel component of retail rates.

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Efficiencies in siting and building power plants. By combining the generating fleets, planning for future capital expenditures and operating the fleets as a single system, the companies expect to realize efficiencies in location, timing and other factors associated with making large capital investments in new resources.

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Additional savings will occur over time as a result of the combination and integration of the companies’ information technology systems, supply-chain functions, generation operations, corporate and administrative programs and inventories.

The savings from operating as a combined utility will help offset the impact of expected rate increases in the next few years. The entire U.S. electric system faces rising costs as aging infrastructure is replaced and as new federal and state regulations become applicable. The merger will enable the Duke and Progress utilities in the Carolinas to make these significant investments with lower overall impact to customers.

As previously announced, the companies are targeting to close the merger by late this year.

Today’s filing with the NCUC seeks approval of the proposed holding-company combination. If approved, Progress Energy Inc. will become a wholly owned subsidiary of Duke Energy Corp. The utilities – including Progress Energy Carolinas and Duke Energy Carolinas – will continue to operate as separate entities. It is anticipated that Duke Energy Carolinas and Progress Energy Carolinas will be combined into a single legal entity at some point in the future. Before any combination of the utilities would occur, software, computer systems, business practices, procedures and equipment must be standardized and other issues resolved. Each company will continue to have separate rate schedules for the foreseeable future.

Regarding other merger-related filings:

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Duke filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) March 17. After the SEC reviews the joint proxy statement/prospectus, Duke Energy and Progress Energy will mail it to their respective shareholders before special shareholder meetings to approve the merger.

•	The companies also filed an application to approve the merger with the Kentucky Public Service Commission today.

•	The companies made joint filings today with the Federal Energy Regulatory Commission (which assesses market power-related issues).

•	Last week the companies made filings with the Nuclear Regulatory Commission related to nuclear plant license transfers.

•	The companies have also submitted their Hart-Scott Rodino filing with the U.S. Department of Justice and Federal Trade Commission (for review under U.S. antitrust laws).

•	This month, both companies will make merger-related filings with the S.C. Public Service Commission.

•	In the coming months, the companies also will file an application to the Federal Communications Commission for certain license transfers.

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Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public service commissions in those states on the merger, as requested. The merger requires modifications to several existing affiliate agreements; we will file those with our various state commissions for approval, as applicable.

Upon closing, the merger will create the nation’s largest electric utility, as measured by enterprise value, market capitalization, generation assets, customers and numerous other criteria. The combined company will have more than 7.1 million electric customers in six states (North Carolina, South Carolina, Florida, Indiana, Ohio and Kentucky) and the largest regulated nuclear fleet in the country.

About Duke Energy

Duke Energy is one of the largest electric power holding companies in the United States. Its regulated utility operations serve approximately 4 million customers located in five states in the Southeast and Midwest, representing a population of approximately 12 million people. Its commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the United States. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: www.duke-energy.com.

About Progress Energy

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Progress Energy includes two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. The company has earned the Edison Electric Institute’s Edison Award, the industry’s highest honor, in recognition of its operational excellence, and was the first utility to receive the prestigious J.D. Power and Associates Founder’s Award for customer service. The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system. Progress Energy celebrated a century of service in 2008. Visit the company’s website at www.progress-energy.com.

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Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website
(www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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